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                          April 12, 2023

       Sean Brynjelsen
       President and Chief Executive Officer
       Eton Pharmaceuticals, Inc.
       21925 W. Field Parkway, Suite 235
       Deer Park, IL 60010

                                                        Re: Eton
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 7, 2023
                                                            File No. 333-271196

       Dear Sean Brynjelsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Geoffrey Morgan